Principal Executive Officer Certification

For the Form C-AR Filing – Baby-Tech Innovations, Inc. (d/b/a Infanttech)

I, Lizette Espinosa, the Principal Executive Officer of Baby-Tech innovations, Inc. (d/b/a infanttech), hereby certify that the financial statements of the company and the notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C-AR Annual Report are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Baby-Tech Innovations, Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 29th day of April, 2025.

Lizette Espinosa

Principal Executive Officer (CEO)

April 29, 2025